FOR IMMEDIATE RELEASE

ADECOAGRO S.A. PRICES INTERNATIONAL 144A/REG S OFFERING
OF ITS 7.500% SENIOR NOTES DUE 2032

Luxembourg, July 23, 2025 – Adecoagro S.A. (NYSE: AGRO) (“Adecoagro” or the “Company”) today announced the pricing of U.S.$500,000,000 aggregate principal amount of 7.500% Senior Notes due 2032 to be issued by the Company (the “Notes”). The Notes will be issued at a price of 100.00%. The Notes mature on July 29, 2032 and will be guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The Notes were offered in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. The settlement of the Notes offering is expected to take place on July 29, 2025, subject to customary closing conditions.
The net proceeds from the Notes offering will be used by the Company (i) to fund a tender offer conducted by the Company to purchase for cash any and all of its 6.000% Notes due 2027, and (ii) the remainder, if any, for general corporate purposes, including capital expenditures and liability management.
This press release does not constitute an offer to sell or a solicitation of an offer to buy these securities, nor will there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or jurisdiction. The Notes and related guarantees have not been registered under the Securities Act, or any applicable state securities laws, and will be offered only to qualified institutional buyers pursuant to Rule 144A promulgated under the Securities Act and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. Unless so registered, the Notes and related guarantees may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and any applicable state securities laws.
About Adecoagro
Adecoagro is a leading sustainable production company in South America. Adecoagro owns 210.4 thousand hectares of farmland, and several industrial facilities spread across the most productive regions of Argentina, Brazil and Uruguay, where it produces over 2.8 million tons of agricultural products and over 1 million MWh of renewable electricity.

Cautionary Statement on Forward-Looking Statements
This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or that relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described in this press release will be consummated or as to the ultimate terms of any such transactions. Neither Adecoagro nor the guarantors undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.
For further information, please contact:
Victoria Cabello
IR Officer
Email: ir@adecoagro.com